SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 4, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F
                                    ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes      No X
                                     ---     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes      No X
                                     ---     ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  Yes      No X
                                     ---     ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated June 3, 2003, announcing that the Company and IBM are signing a Product Lifecycle Management contract with CIMOS, a leading automotive supplier specializing in powertrain, brake and car body parts.

[Dassault Systemes Logo]

                       CIMOS to Cut Design Time with IBM
                             and Dassault Systemes

        Leading Slovenian automotive supplier CIMOS will simplify design and maximize collaboration by standardizing Product Lifecycle
                     Management solution in three countries

Paris, France and Koper, Slovenia - June 3, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced the signing of a Product Lifecycle Management (PLM) contract with CIMOS, a leading automotive supplier specializing in powertrain, brake and car body parts. The IBM PLM solution, with CATIA(R) V5 software from Dassault Systemes for collaborative product development, will enable CIMOS to standardize its product development platform.

With a prestigious customer portfolio including Audi, BMW, Citroen, Ford, Peugeot and Toyota, CIMOS will benefit from improved collaborative product development leading to reduced product design time by 15 to 20 per cent. The solution will be deployed company-wide, including four research and development facilities in Slovenia, Croatia, Bosnia and Herzegovina. This implementation underscores CIMOS' recent decision to standardize with a PLM solution from one supplier exclusively.

"We wanted to standardize on one system to simplify our environment and minimize our training, so that people would be up to speed as quickly as possible," said CIMOS IT Specialist Davorka Vilus Vicic. "We found CATIA V5 easy to use, offering transparency to V4 data and proposing new functionalities such as Digital Mock-up and Kinematics that are just what we need. We also found out that we could implement it across many locations simultaneously. Overall, we see great potential in many areas for this mixed CATIA V4 and V5 environment of over 70 seats. We expect our partners and suppliers to follow us by using it as well."

"For more than 20 years, Dassault Systemes has provided the manufacturing industry with the world's most powerful engineering design and data management solutions," said Etienne Droit, executive vice president, Sales and Services, Dassault Systemes. "The decision by CIMOS to standardize its entire product development organization on our CATIA V5 solution is another endorsement of the strength of our products in the automotive sector."

IBM Business Partner CadCam Design Centar will install the solution.

                                       ###

About CIMOS
CIMOS, the leader in the Slovenian Automotive Cluster, was founded in 1972 and is Slovenia's leading designer and manufacturer of automotive parts, such as auxiliary braking systems, pedal systems, gearshift mechanisms and engine parts. CIMOS's customers include well-known automotive manufacturers such as Citroen, Peugeot, BMW, Ford, Audi and Toyota as well as automotive system suppliers such as Garrett Honeywell, Meritor, GKN and ZF. CIMOS is based in Koper, Slovenia, and has eleven production facilities in Slovenia, Croatia, Bosnia and Herzegovina, as well as four research and development facilities. Find out more at http://www.cimos.si

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


CIMOS Press Contact          IBM Press Contact:          Dassault Systemes Press     Dassault Systemes Investor
Davorka Vilus Vicic          Jennifer Feller             Contacts:                   Contacts:
+386 5 66 58 380             +33 1 41 88 61 89           Anthony Marechal            Emma Rutherford, Harriet
davorka.vicic@cimos.si       jennyfeller@fr.ibm.com      +33 1 55 49 84 21           Keen
                                                         anthony_marechal@ds-fr.com  Financial Dynamics
                                                                                     +44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DASSAULT SYSTEMES S.A.


         Date: June 4, 2003             By:      /s/ Thibault de Tersant
                                                 ------------------------
                                        Name:    Thibault de Tersant
                                        Title:   Chief Financial Officer,
                                                 Executive Vice President